Exhibit 10.1

CONTACTS Chief Financial Officer Meir Moshe +972-3766-8610 Corporate Media Relations: Brian T. Gallagher +1 201 785-3206 (office) +1 201 574-3840 (cell) briang@radware.com

For Immediate Release

Radware Announces a 2-for-1 Forward Share Split

Tel Aviv, Israel, March 28, 2013 – Radware® Ltd. (NASDAQ: RDWR), a leading provider of application delivery and application security solutions for virtual and cloud data centers, today announced a two-for-one (2:1) forward split of Radware's ordinary shares, with a record date of April 8, 2013 (the "Record Date"). The forward split will take effect on April 12, 2013 (the "Payable Date"), and Radware's ordinary shares will begin trading on a post-split basis on the NASDAQ Global Select Market on April 15, 2013.

On the Payable Date, every one (1) share of the Company's pre-split ordinary shares held by a shareholder as of the Record Date, including shares subject to outstanding stock options and shares available for grant under the Company's equity incentive plans, will automatically be split into two (2) shares of the Company's post-split ordinary shares. In addition, the number of authorized ordinary shares will increase from 30,000,000 to 60,000,000 and the par value of ordinary shares will decrease from NIS 0.10 to NIS 0.05 per ordinary share.

The forward split will affect all shareholders uniformly and will not affect any shareholder's ownership percentage. The Company's shareholders will not be required to surrender their existing certificates to receive the shares to be issued pursuant to the forward share split, which will be effected by delivering additional shares in uncertificated book-entry form by American Stock Transfer & Trust Company, Radware's stock transfer agent.

The forward share split, including related amendments to the Company’s Memorandum and Articles of Association, was approved by Radware's shareholders at the Extraordinary General Meeting of Shareholders held yesterday.

About Radware

Radware (NASDAQ: RDWR), is a global leader of application delivery and application security solutions for virtual and cloud data centers. Its award-winning solutions portfolio delivers full resilience for business-critical applications, maximum IT efficiency, and complete business agility.  Radware’s solutions empower more than 10,000 enterprise and carrier customers worldwide to adapt to market challenges quickly, maintain business continuity and achieve maximum productivity while keeping costs down.  For more information, please visit www.radware.com.

Radware encourages you to join our community and follow us on; LinkedIn, Radware Blog, Twitter, YouTube and the Radware Connect app for iPhone®.

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This press release may contain statements concerning Radware’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. These statements are based on current expectations and projections that involve a number of risks and uncertainties.  There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates.  These risks and uncertainties, as well as others, are discussed in greater detail in Radware’s Annual Report on Form 20-F and Radware’s other filings with the Securities and Exchange Commission.  Forward-looking statements speak only as of the date on which they are made and Radware undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.  Radware’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Radware’s website at www.radware.com.